Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: May 4, 2021

REE
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Thanks Yahoo Finance for hosting us!
Great chance to speak with Zack Guzman and Akiko Fujita
on our EV platform technology, business alliance with Hino Motors and the future of e-mobility.

See it: https://yhoo.it/33bFHqo
Disclaimer: bit.ly/3sSvhqc

#technology #automotive #mobility #evehicles #innovation

EV FUTURE
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REE CEO JOINS YAHOO FINANCE
LIVE

REE & Toyota affiliate Hino teaming up to develop EVs

finance.yahoo.com • 8 min read

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REE & Toyota Affiliate Hino Teaming Up To Develop EVs

Yahoo! Finance Live; May 3, 2021.

REE Co-Founder & CEO Daniel Barel joins Yahoo Finance Live to discuss the future of electric vehicles and the company's new partnership with Toyota affiliate Hino Motors.

Zack Guzman: Welcome back to Yahoo! Finance Live. A big focus on a lot of minds for investors out there has been the push into electric vehicles. Of course there’s a lot of ways to play that space, whether you want to invest in battery charging technology, charging stations; traditional auto manufacturers also getting into it, pouring billions into a big pivot away from internal combustion engines. But what about one of the companies trying to help manufacturers create modular platforms to use in cars, buses, shuttles, whatever they need, actually to put the platform out for them to build on? That's what REE Automotive is focused on: the company announcing a SPAC merger with 10X Capital back in February at a valuation of $3.6 billion. And more recently, just announced the signing of an agreement with Hino Motors, a subsidiary of Toyota, to build out modular vehicles. For more on that, I want to bring on the Co-Founder and CEO of REE with us here today - Daniel Barel, joins us right now. Daniel, it's interesting to see this kind of technology. Because you guys have that flat platform. But talk to me about what the latest agreement with Hino is all about, to build out and prove what you guys are capable of doing.

Daniel Barel: Sure, and thank you for having me. What we've done recently with Hino, which is a subsidiary of Toyota, is sign a business alliance to take to market a brand new approach to electric vehicles. The idea here is to provide something very, very modular into the market. It’s very important to understand, in the past few years, the pace of innovation in automotive exceeds the pace of innovation in the past century. So it's very difficult to forecast here into the future, and in cycle times of eight to ten years development of new vehicles, electric or internal combustions, we believe it doesn’t cut it. So the ability to bring product to the market much faster and being agnostic to the main drivers of the industry, meaning size, power source, battery or fuel cells, and driver, human or machine, is key. So what we’re doing with Hino is developing a completely flat platform that can take any shape and size and have also modular detachable bodies – top hats – that can come in different sizes and shapes and usage, anything from basically a conventional truck to a food truck, to a logistics service, to utility.

Akiko Fujita: And Daniel, I imagine the modular approach certainly allows you to scale up much more quickly. Can you speak about what the demand picture looks like for REE right now?

Barel: Yeah, absolutely. We have seen amazing demand for scalable platforms. Up until now, up until recent years, if you wanted a vehicle you have to go to the OEMs, and those OEMs either had it on the shelf or they didn't have it on the shelf. If you wanted something off the shelf then it was a problem. Now when new mobility companies and new technology companies, some of them are very big, and new logistic companies or traditional logistic companies are looking for new ways and new vehicles that are better equipped to what they need – and this is basically what we do – we see amazing demand going to this market. And up until recently I think people were cautious or not completely clear as to where this market goes. And I think now with the current administration we see that the pace is actually accelerating, and the requirement is to move faster to this – to electrification. And this is what we do. This is what we help everybody we work with, all of our customers and partners to do around the world, just get faster to electrification.

Fujita: Daniel, you talk about the big demand right now being accelerated. There are concerns that have come along with that, that potentially could lead to a supply chain shortage, especially with materials for lithium-ion batteries, this could potentially be sort of like the global chip shortage we see right now. What does the supply chain look like for you right now? And how real are those concerns?

Barel: Well, that's a very good question. And naturally, yes, there will be shortages from time to time as we try to scale. And this is why we try to build technology that will be agnostic, for example, to the power source. We can use lithium based and we can use solid state when they come out, and we can use mainly any other means of power out there, including hydrogen fuel cells. That allows us to go to electrification regardless of the bottlenecks that most of the other players in the market see. Now, you build this in a very global scale - so instead of building a production line somewhere in the world and trying to scale from that, what we have done is built a network of production capabilities through a very, very big and exclusive network of tier one partners that helps us to scale and manufacture globally based on their current production lines and their current ability to go to market. And then what we do is we manufacture subcomponents with them and then we integrate it all in our own integration centers, where in the next five years, we plan to build 15 of those around the world. So we’re looking at a really global footprint.

Guzman: Daniel, when you talk about the global footprint it does seems the US is playing catch-up in this space, when you consider the size of team Biden's proposals around renewable energy and green tech. But where are you seeing the largest demand for products like yours or technologies like yours right now in that buildout? Because we keep talking about the European battle between Volkswagen and Tesla there. Where are you seeing the hottest push?

Barel: We see the hardest push actually in the commercial segment and the Mobility-as-a-Service. We are focusing primarily now – at least in the beginning – on the commercial and Mobility-as-a-Service. The commercial segment is the big one of our economy and allows us to scale our economies faster and stronger. Now, commercial market is growing year over year. It actually grows exponentially year over year. And this is a very strong market to come into, especially when we're able to show a very low TCO, total cost of ownership, which is one of the key parameters in looking at scaling up fleets. Later on towards 2025ish, we would probably look at passenger vehicles.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the ability to develop products pursuant to the Company’s strategic collaborations; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.